

Mail Stop 4561

October 28, 2015

Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
1624 Market Street, Suite 201
Denver, CO 80202

> **Re: MassRoots, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 27, 2015**
> **File No. 333-206731**

Dear Mr. Dietrich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   Please include a statement on your prospectus cover page that there is no established public trading market in the United States for your common stock and that quotes on an over-the-counter marketplace may not be indicative of the market price on a national securities exchange.

2.   We note that Chardan Capital Markets, LLC has not yet received approval of its compensation arrangement from FINRA. As a result, please revise the cover page and the plan of distribution section to remove the discussion of the specifics of your arrangement with Chardan. Confirm that once Chardan has received approval of its compensation arrangement from FINRA, you will file a post-effective amendment to provide the required disclosure.

Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3456 with any questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney
Office of Information Technologies
and Services

cc: Peter J. Gennuso, Esq.
       Thompson Hine LLP